Mail Stop 0306

April 5, 2005



Via U.S. Mail

Ms. Helena R. Santos
Chief Executive Officer and
   Chief Financial Officer
Scientific Industries, Inc.
70 Orville Drive
Bohemia, New York  11716


	Re:	Scientific Industries
		Form 10-KSB for the fiscal year ended June 30, 2004 Forms 10-QSB for the quarters ended December 31, 2004
      File No.  000-06658


Dear Ms. Santos:

      We have reviewed your response dated March 10, 2005 and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Response Letter Dated March 10, 2005

1. Please file your response letter dated March 10, 2005 and any attachments on EDGAR as correspondence.

Amendment 1 to Form 10-KSB for the fiscal year ended June 30, 2004

Item 8a.  Controls and Procedures

2. We note your disclosure that "the Chief Executive Officer and Chief Financial Officer, has concluded that the Company`s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company is its Exchange Act reports is recorded, processed, summarized and reported within the applicable time periods specified by the SEC`s rules and forms." Revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. For reference see Exchange Act Rule 13a-15(e).

Form 10-QSB for the quarter ended December 31, 2004

General

3. Please revise your filing to include your principal executive and principal financial officer`s conclusions on the effectiveness of your disclosure controls and procedures as defined by Rule 13a-15(e)
of the Exchange Act, as required by 307 of Regulation S-B as amended effective August 13, 2003.

4. Please revise your filing to include your conclusions concerning changes in your internal control over financial reporting to indicate whether there was any change in your internal control over financial reporting that occurred during your most recent fiscal quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting, as required by Item
308(c) of Regulation S-B as amended effective August 13, 2003.

Exhibit 31. 1  Certification of Chief Executive Officer and Chief
Financial Officer pursuant to Section 302 of the Sarbanes-Oxley
Act
of 2002

5. We note that the certification filed as Exhibits 31.1was not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification required to be filed as Exhibit 31.1 pursuant to Part III.E of Release No. 8238. Accordingly, please file an amendment to your Form
10-QSB that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-B.



*    *    *    *


      As appropriate, please amend your December 31, 2004 Form 10Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Tara Harkins, Staff Accountant, at (202)
824-
5496 or me at (202) 942-2813 if you have questions. In this regard, do not hesitate to contact Martin James, the Senior Assistant
Chief
Accountant, at (202) 942-1984.



							Sincerely,



							Daniel L. Gordon
							Branch Chief


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Ms. Helena R. Santos
Scientific Industries, Inc.
April 5, 2005
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